Exhibit 99.2

Management’s discussion and analysis of the financial condition and results of operations of Pop Culture Group Co., Ltd (the “Company,” “we,” “our,” or “us”) for six months ended December 31, 2025 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements. All statements contained in this discussion other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

OVERVIEW

We primarily conduct our business in mainland China through the People’s Republic of China (the “PRC”) operating entities, while gradually expanding a modest presence in Hong Kong and overseas through our offshore entities. Originally focused on hip-hop culture, we have since evolved into a diversified performing arts and entertainment group, dedicated to promoting pan-Chinese pop culture. Our integrated ecosystem spans both online and offline platforms, and encompasses the following: (1) live entertainment events (including concerts, music festivals, street dance competitions, artist management and agency services, and other performances); (2) digital entertainment services; (3) other services.

For live entertainment services, the operating entities deliver high-quality and immersive cultural experiences to clients and end-users primarily by providing artist management and agency services, and in limited cases by organizing concerts, music festivals, street dance competitions, artist management and agency services, Chinese Pop events, and other live activities. The operating entities generate revenue from offering sponsorship packages to advertisers in exchange for sponsorship fees, and providing related services. During the six months ended December 31, 2025, the operating entities participated in three large-scale concerts and touring projects, serving 8 corporate clients. These events collectively attracted approximately 5,145,300 social media engagements, representing an increase from 300,000 social media engagements in the same period of 2024.

For digital entertainment services, the operating entities offer customized digital marketing solutions services to clients by leveraging extensive internet media resources, enabling effective brand promotion campaigns. Revenue from digital entertainment increased by 79%, from US$37.18 million for the six months ended December 31, 2024 to US$66.57 million for the six months ended December 31, 2025, primarily attributable to (i) the changing consumer trends that increase the public dependence on digital channels (especially short-form video platforms) for brand and product information; and (ii) the budget reallocation by clients, the material expansion in corporate online marketing expenditures directed toward our internet media-based solutions.

For other services, the operating entities generate service revenue through digital collectible sales to individual collectors, SaaS software services to hip-hop dance training institutions, property subleasing of company-leased facilities to third parties, and other ancillary service offerings for service fees. Other revenue for the six months ended December 31, 2025 was US$0.66 million, which represents an increase of US$0.61 million, compared to that in the six months ended December 31, 2024.

RECENT DEVELOPMENTS

During the six months ended December 31, 2025, the Company completed a strategic investment totaling approximately $33,000,000 in Bitcoin (BTC), representing 300 BTC. As at 31 December 2025, the market price of Bitcoin decreased. Accordingly, the Company recognized an impairment loss to adjust the carrying amount of such Bitcoin assets to their fair value at that date.

On July 8, 2025, the Company closed a private placement pursuant to certain subscription agreements dated July 8, 2025 with 10 investors. The Company issued and sold an aggregate of 50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares, to the investors at a price of $0.50 per share and $0.55 per share, respectively, with total gross proceeds of $30.5 million.

On September 8, 2025, the Company changed its dual foreign name to 华流文化集团有限公司.

On September 25, 2025, the Company entered into securities purchase agreements with certain institutional accredited investors, pursuant to which the Company agreed to sell and issue 5,000,000 Class A ordinary shares of a par value of US$0.01 each to the investors at a purchase price of US$1.20 per share, in a registered direct offering of $6 million of its securities.

KEY FACTORS AFFECTING OUR FINANCIAL PERFORMANCE

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

RESULTS OF OPERATIONS

Revenue

Total revenue for the six months ended December 31, 2025 was US$68.90 million, representing an increase of US$27.09 million, or 65%, year-over-year.

The following table presents our revenue by sources and proportion:

	For the Six Months Ended December 31,				Change
	2025	%	2024	%	Amount	%
Live Entertainment	$1,676,418	2%	$4,575,162	11%	$(2,898,744)	(63)%
Digital Entertainment	66,569,098	97%	37,183,971	89%	29,385,127	79%
Other Services	657,274	1%	54,133	0%	603,141	1,114%
Total Revenue	$68,902,790	100%	$41,813,266	100%	$27,089,524	65%

Revenue from live entertainment services, which includes artist management and agency services, as well as event hosting, planning, and execution, decreased by 63% from US$4.58 million for the six months ended December 31, 2024 to US$1.68 million for the six months ended December 31, 2025. The decrease was mainly attributable to the rationalization of end-market demand and the fading of revenge consumption. Consumer preferences have become more concentrated on top-tier IPs and high-reputation live entertainment content. Non-headline and homogenized events experienced a sharp decline in box office performance, with revenue halved in many cases. As a result, corporate clients adopted a prudent investment stance and primarily engaged in project-based cooperation for A-list artist IP resources. The above factors collectively resulted in a reduction in our live entertainment revenue.

Revenue from digital entertainment services increased by 79% from US$37.18 million for the six months ended December 31, 2024 to US$66.57 million for the six months ended December 31, 2025, which was primarily attributable to the trend of increasing online promotion budgets of advertisers.

Revenue from other services amounted to US$0.65 million for the six months ended December 31, 2025, representing an increase of US$0.61 million compared with the corresponding period in 2024. Revenue from other services primarily comprises income from software development services, digital collectible sales and rental income. The year-on-year increase was mainly attributable to the recognition of US$0.65 million rental income during the current six-month period. Such rental income will no longer be recurring, as Heliheng, the subsidiary generating this stream of rental income, has been disposed of.

Cost of Revenue

The cost of revenue for the six months ended December 31, 2025 increased by 67% to US$67.06 million from US$40.11 million of the previous period.

The cost of revenue was derived from the following sources:

	For the Six Months Ended December 31,				Change
	2025	%	2024	%	Amount	%
Live Entertainment	$1,585,406	2%	$4,349,192	11%	$(2,763,786)	(64)%
Digital Entertainment	64,837,220	97%	35,736,048	89%	29,101,172	81%
Other Services	632,574	1%	19,866	0%	612,708	3,084%
Total Cost of Revenue	$67,055,200	100%	$40,105,106	100%	$26,950,094	67%

Cost of Live Entertainment Revenue

Cost of live entertainment revenue decreased by 64% from US$4.35 million for the six months ended December 31, 2024 to US$1.59 million for the six months ended December 31, 2025, which was generally in line with the decrease in the revenue from this segment.

Cost of Digital Entertainment Revenue

Cost of digital entertainment revenue increased by 81% from US$35.74 million for the six months ended December 31, 2024 to US$64.84 million for the six months ended December 31, 2025, which was in line with the growth in the revenue from this segment.

Cost of Other Services Revenue

Cost of other services revenue increased by 3,084% from US$0.02 million for the six months ended December 31, 2024 to US$0.63 million for the six months ended December 31, 2025, which mainly resulted from the rental cost and was generally in line with the increase in the revenue from other services. Such rental cost will no longer be recurring, as Heliheng, the subsidiary generating this stream of rental income, has been disposed of.

Gross Profit and Gross Margin

Gross profit increased by US$0.14 million from US$1.71 million in the six months ended December 31, 2024 to US$1.85 million in the six months ended December 31, 2025. Gross margin was 3% in the six months ended December 31, 2025 compared to 4% in the six months ended December 31, 2024. The lower gross profit margin mainly resulted from lower gross margin for digital entertainment services. During the six months ended December 31, 2025, digital entertainment services contributed 94% of the total gross profit, which mainly resulted from the 97% revenue contribution of this segment. However, the gross margin of this segment decreased to 3% during the six months ended December 31, 2025, from 4% for the previous period. The decrease of the segment was mainly because the operating entities decreased service prices in order to maintain their market share. In addition, gross margin for other services during the six months ended December 31, 2025 also decreased to 4% from 63% during the same period of 2024 due to lower margin rental service taking the majority of this segment during the six months ended December 31, 2025.

The following table displays the gross profit:

	For the Six Months Ended December 31,						Change
	2025	%	Gross Margin	2024	%	Gross Margin	Amount	%
Live Entertainment	$91,012	5%	5%	$225,970	13%	5%	$(134,958)	(60)%
Digital Entertainment	1,731,878	94%	3%	1,447,923	85%	4%	283,955	20%
Other Services	24,700	1%	4%	34,267	2%	63%	(9,567)	(28)%
Total Gross Profit	$1,847,590	100%	3%	$1,708,160	100%	4%	$139,430	8%

Operating Expenses

Total negative operating expenses for the six months ended December 31, 2025 increased by 1021% to negative US$11.39 million from negative US$1.02 million for the six months ended December 31, 2024.

The following table shows the breakdown of our operating expenses:

	For the Six Months Ended December 31,				Change
	2025	%	2024	%	Amount	%
Selling and marketing expenses	$26,008	0%	$28,543	(3)%	$(2,535)	(9)%
General and administrative expenses	1,217,009	(11)%	972,784	(96)%	244,225	25%
(Reversal) allowance of credit loss	(8,169,151)	72%	(2,016,645)	199%	(6,152,506)	305%
Reverse of impairment loss for other long-term assets	(4,460,000)	39%	-		(4,460,000)	N/A
Total operating income	$(11,386,134)	100%	$(1,015,318)	100%	$(10,370,816)	1021%

●	Selling and marketing expenses remained stable at US$0.03 million for the six months ended December 31, 2025 and 2024, respectively.

●	General and administrative expenses for the six months ended December 31, 2025 were US$1.22 million, representing an increase of 25% period over period from US$0.97 million in the previous period. The increase was primarily attributable to additional expenses incurred by newly established subsidiaries in connection with their business expansion initiatives.

●	Allowance of credit loss was recorded a negative amount of $8.17 million during the six months ended December 31, 2025, compared to $2.02 million in the previous period. The negative amount was mainly due to a significant improvement in overall accounts receivable collection during the six months ended December 31, 2025.

●	A reverse of impairment loss for other long-term assets of $4.46 million was recognized during the six months ended December 31, 2025, compared to no impairment loss in the prior corresponding period. The reverse of impairment during the six months ended December 31, 2025 represents a reversal of impairment of $4.46 million on other non-current assets as a result of the collection of related receivables.

Other income (expenses) for the Period

Other expenses, net was US$13.0 million during the six months ended December 31, 2025, compared to US$0.03 million during the same period of 2024. The other expenses mainly attributed to a loss resulted from fair value change on invested securities of $8.38 million and a loss resulted from fair value change on digital assets of $6.65 million, offset by $1.47 million gain on disposal of a subsidiary and $0.61 million gain on disposal of distressed assets.

Operating Profit for the Period

Operating profit was US$6.58 million during the six months ended December 31, 2025, compared to an operating profit of US$2.72 million during the same period of 2024.

Income Tax Expenses

Income tax expenses amounted to US$26,578 and US$139,982 for the six months ended December 31, 2025 and 2024, respectively. The decrease resulted from the lower taxable income after considering deferred tax effect.

Net Profit for the Period

Net profit attributable to the Company’s equity holders for the six months ended December 31, 2025 was US$0.20 million, compared to a net profit of US$2.56 million in the same period of 2024.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, the combined balance of the Company’s cash, cash equivalents, term deposits, and short-term investments amounted to US$6.45 million, compared to US$2.93 million as of June 30, 2025. As of December 31, 2025, the Company has working capital of $29.23 million, compared to $21.58 million as of June 30, 2025.

Our principal sources of liquidity are cash and cash flows generated from our operations. As of December 31, 2025, we had cash of approximately US$4.44 million. Of that amount, US$1.22 million was held in financial institutions inside mainland China and US$3.22 million was held in financial institutions outside of mainland China. The Company is actively applying for new bank credit in 2025. We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

Cash Generating Ability

Our cash flows are summarized below:

	For the Six Months Ended December 31,	For the Six Months Ended December 31,
	2025	2024
Net cash provided by (used in) operating activities	(1,318,827)	141,549
Net cash used in investing activities	(31,788,102)	(9,344,930)
Net cash provided by financing activities	34,975,721	10,032,471
Effect of exchange rates on cash	28,376	(18,335)

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities was US$1.32 million for the six months ended December 31, 2025, compared to net cash provided by operating activities of US$0.14 million for the six months ended December 31, 2024. The negative operating cash flow for the six months ended December 31, 2025 primarily resulted from an increase in operating receivables netting off operating payables of $2.13 million, partially offset by non-cash items of $0.61 million and net profit of $0.20 million. In contrast, the positive operating cash flow for the six months ended December 31, 2024 primarily resulted from net profit of $2.56 million, partially offset by non-cash items of $1.63 million and an increase in working capital of $0.79 million.

Net Cash Used in Investing Activities

The net cash used in investing activities was US$31.79 million for the six months ended December 31, 2025, representing an increase of US$22.45 million as compared to US$9.34 million for the six months ended December 31, 2024. The cash used in investing activities for the six months ended December 31, 2025 mainly represented the cash outflows for a strategic investment into bitcoin of $33.00 million, partially offset by proceeds from disposal of distressed assets of $0.61 million and net proceeds on investment in films of $0.58 million. While, the cash used in investing activities for the six months ended December 31, 2024 mainly represented the cash outflows for an equity investment of $10.00 million into China Ailia International Holdings Co. Ltd, a company incorporated in the Cayman Islands.

Net Cash Provided by Financing Activities

The net cash provided by financing activities was US$34.98 million for the six months ended December 31, 2025, an increase of US$24.95 million, compared to US$10.03 million for the six months ended December 31, 2024. The cash provided by financing activities for the six months ended December 31, 2025 mainly represented the cash proceeds from two Private Placements in July 2025 and September 2025. The cash provided by financing activities for the six months ended December 31, 2024 mainly represented the cash proceeds from the Private Placement in August 2024.

EXCHANGE RATE

This report contains translations of certain RMB, the legal currency in mainland China, amounts into U.S. dollars (“USD,” “US$,” or “$”) at specified rates solely for the convenience of the reader. Assets and liabilities denominated in RMB at the balance sheet date are translated at the applicable rates of exchange in effect on that date. Translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Statement of income and comprehensive income and statement of cash flows are translated based on the average translation rates, which is RMB7.1235 to US$1.00. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2025, there were no off-balance sheet arrangements.

POP CULTURE GROUP CO., LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except the number of shares)

	As of
	December 31, 2025 Unaudited	June 30, 2025 Audited
ASSETS
CURRENT ASSETS:
Cash	4,437,319	$2,605,111
Restricted cash	386,166	321,206
Investment in films-current	535,857	1,077,457
Investment in securities	1,622,807	-
Accounts receivable – third parties, net	23,528,516	35,744,267
Accounts receivable - related parties, net	-	170,054
Operating lease income receivable - related parties	-	92,587
Deferred operating lease income receivable current - related parties	-	1,012,131
Advances to suppliers – third parties	17,303,405	13,412,095
Advances to suppliers – related parties	-	455,079
Asset held for sale	-	9,999,600
Prepaid expenses and other current assets – third parties	10,388,428	2,649,182
Prepaid expenses and other current assets – related parties	142,998	1,068
TOTAL CURRENT ASSETS	58,345,496	67,539,837
Digital assets	26,349,768	-
Property and equipment, net	1,182,692	1,196,399
Goodwill	2,092,412	2,042,611
Deferred operating lease income receivable non-current - related parties	-	1,060,756
Operating right-of-use assets	55,377	42,253,187
Other non-current assets	496,492	791,904
TOTAL ASSETS	88,522,237	$114,884,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	4,939,154	$4,778,324
Long-term bank loans -current portion	1,593,714	731,476
Accounts payable – third parties	14,711,791	32,216,337
Accounts payable – related parties	52,249	157,644
Contract liability – third parties	2,683,388	1,872,503
Taxes payable	3,982,640	4,531,714
Due to related parties	-	185,062
Accrued liabilities and other payables – third parties	1,115,039	1,447,907
Accrued liabilities and other payables - related parties	7,546	12,682
Operating lease liability - current	29,144	27,844
TOTAL CURRENT LIABILITIES	29,114,665	45,961,493

Long-term bank loans	1,164,720	2,327,042
Operating lease liability - non-current	15,050	44,982,694
TOTAL LIABILITIES	30,294,435	93,271,229

Commitments and contingencies
	-	-
SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.01 per share; 264,400,000 Class A ordinary shares authorized; 71,362,733 and 16,362,733 Class A ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively; 30,600,000 Class B ordinary shares authorized, 10,576,308 and 576,308 Class B ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively, 1,000,000 Class C ordinary shares authorized, nil Class C shares issued and outstanding as of December 31, 2025 and June 30, 2025)	819,390	169,390
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	90,043,880	55,369,555
Statutory reserve	1,735,741	1,576,512
Accumulated deficit	(33,876,581)	(33,932,953)
Accumulated other comprehensive loss	(422,192)	(1,585,437)
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	58,284,797	21,581,626
Non-controlling interests	(56,995)	31,839
TOTAL SHAREHOLDERS’ EQUITY	58,227,802	21,613,465
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,522,237	$114,884,694

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except the number of shares)

(UNAUDITED)

	For the Six Months Ended December 31,
	2025	2024
REVENUE, NET	$68,902,790	$41,813,266
Cost of revenue	67,055,200	40,105,106
GROSS PROFIT	1,847,590	1,708,160

Selling and marketing	26,008	28,543
General and administrative	1,217,009	972,784
(Reversal) allowance of credit loss	(8,169,151)	(2,016,645)
Reverse of impairment loss for other long-term assets	(4,460,000)	-
Total operating income	(11,386,134)	(1,015,318)
INCOME (LOSS) FROM OPERATIONS	13,233,724	2,723,478

Other (expenses) income:
Interest expenses, net	(139,863)	(140,288)
Gain on disposal of a subsidiary	1,469,649	-
Loss on fair value change on investment	(8,377,193)	-
Loss on fair value change on digital assets	(6,650,232)	-
Other income, net	686,090	114,843
Total other expenses, net	(13,011,549)	(25,445)
INCOME (LOSS) BEFORE INCOME TAX PROVISION	222,175	2,698,033

PROVISION FOR INCOME TAXES	26,578	139,982

NET INCOME	195,597	2,558,051
Less: net income (loss) attributable to non-controlling interests	(20,004)	17,372
NET INCOME (LOSS) ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	215,601	2,540,679

Other comprehensive (loss) income:
Foreign currency translation adjustment	1,118,811	(100,475)
COMPREHENSIVE INCOME	1,314,408	2,457,576
Less: comprehensive income (loss) attributable to non-controlling interest	(64,438)	16,990
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$1,378,846	$2,440,586

Net income per share
Basic and diluted	$0.00	$0.21
Weighted average shares used in calculating net income per share
Basic and diluted	76,857,519	11,944,475

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except the number of shares)

(UNAUDITED)

	Ordinary shares		Subscription	Additional paid-in	Statutory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non- Controlling	Total shareholders’
	Shares*	Amount	receivable	capital	reserve	earnings	(loss) income	Equity	Interests	Equity
Balance June 30, 2024	$3,939,041	$39,390	$(15,441)	$42,459,143	$1,538,443	$(27,006,989)	$(1,705,614)	$15,308,932	$16,242	$15,325,174
Issuance of Class A Ordinary Shares	10,000,000	100,000	-	9,900,000	-	-	-	10,000,000	-	10,000,000
Offering cost paid	-		-	(59,588)	-	-	-	(59,588)	-	(59,588)
Shares issued for acquisition of subsidiaries	3,000,000	30,000	-	3,070,000	-	-	-	3,100,000	20,305	3,120,305
Net loss for the period	-	-		-		(6,887,895)	-	(6,887,895)	(5,596)	(6,893,491)
Appropriation of statutory reserve	-	-	-	-	38,069	(38,069)	-	-	-	-
Foreign currency translation adjustment			-	-	-	-	120,177	120,177	888	121,065

Balance June 30, 2025	16,939,041	169,390	(15,441)	55,369,555	1,576,512	(33,932,953)	(1,585,437)	21,581,626	31,839	21,613,465
Issuance of Ordinary Shares	65,000,000	650,000	-	35,850,000	-	-	-	36,500,000	-	36,500,000
Offering cost paid	-	-	-	(1,200,000)	-	-	-	(1,200,000)	-	(1,200,000)
Premium on acquisition of minority equity	-	-	-	24,325	-	-	-	24,325		24,325
Disposal of a subsidiary								-	(24,396)	(24,396)
Net income for the period	-	-		-	-	215,601	-	215,601	(20,004)	195,597
Appropriation of statutory reserve	-	-	-	-	159,229	(159,229)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	1,163,245	1,163,245	(44,434)	1,118,811
Balance December 31, 2025	81,939,041	819,390	(15,441)	90,043,880	1,735,741	(33,876,581)	(422,192)	58,284,797	(56,995)	58,227,802

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

(UNAUDITED)

	For the Six Months Ended December 31
	2025	2024
Cash flows from operating activities:
Net Income	$195,597	$2,558,051
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Reversal) allowance for credit loss	(8,169,151)	(2,016,645)
Loss on fair value adjustment of investment in securities	8,377,193	-
Loss on fair value adjustment of digital assets	6,650,232	-
Reverse of impairment loss for other long-term assets	(4,460,000)	-
Depreciation and amortization	47,457	36,608
Amortization of operating lease right-of-use asset	274,693	320,863
Investment loss	(24,728)	26,235
Gain on disposal of distressed assets	(614,120)	-
Gain on disposal of subsidiary	(1,469,649)	-
Gain on disposal of equity interest	(400)	-
Changes in assets and liabilities:
Accounts receivable	16,543,948	(3,976,742)
Advance to suppliers	(3,123,133)	4,851,717
Prepaid expenses and other current assets	(4,362,496)	377,945
Other non-current assets	5,272,976	(543,523)
Other non-current liabilities	-	557,359
Accounts payable	(18,022,791)	(1,029,488)
Contract liability	751,223	(1,395,549)
Taxes payable	(406,913)	38,591
Accrued liabilities and other payables	1,235,084	460,037
Operating lease liability	(13,849)	(123,910)
Net cash (used in) provided by operating activities	(1,318,827)	141,549

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(98,097)	(12,634)
Increase on acquisition of subsidiaries	-	9,968
Cash paid on acquisition of a subsidiary	(70)	-
Decrease on disposal of subsidiaries	(26,515)	-
Proceeds on disposition of equity investment	-	12,053
Proceeds from related party on disposal of a subsidiary	-	250,812
Proceeds from disposal of distressed assets	614,120	-
Repayment from related party	164,319	394,471
Investment in digital assets	(33,000,000)	-
Investment of equity investments	(26,672)	(9,999,600)
Proceeds in films, net	584,813	-
Net cash (used in) provided by investing activities	(31,788,102)	(9,344,930)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	3,515,126	2,981,872
Repayments of short-term bank loans	(3,471,608)	(2,703,192)
Repayments of long-term bank loans	(367,797)	(210,403)
Issuance of Ordinary Shares	36,500,000	10,000,000
Payment for offering cost	(1,200,000)	(35,806)
Net cash provided by financing activities	34,975,721	10,032,471

Effect of exchange rate changes	28,376	(18,335)
Net increase in cash	1,897,168	810,755
Cash and restricted cash at beginning of period	2,926,317	230,563
Cash and restricted cash at end of period	$4,823,485	$1,041,318

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$93,529	$12,821
Interest expense paid	$142,593	$133,546

NONE CASH ACTIVITIES:
Shares issued for acquisition of a subsidiary	$-	$1,100,000
Cash not paid on acquisition of a subsidiary	$-	$27,102
Right-of-use assets obtained in exchange for operating new lease liabilities	$-	$43,117,875
Assets exchange for an investment	$10,000,000	$-
Proceeds on disposal of an investment not received	$140,380	$-
Proceeds on disposal of a subsidiary not received	$9,913,992	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Xiamen Pop Culture Co., Ltd (“Pop Culture” or the “VIE”) was incorporated in Xiamen, the People’s Republic of China (the “PRC” or “China”) on March 29, 2007 under the laws of the PRC. Pop Culture hosts entertainment events and provides event planning and execution services and brand promotion services to corporate clients.

Reorganization

On January 3, 2020, Pop Culture Group Co., Ltd (“Pop Group” or the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On January 20, 2020, Pop Culture (HK) Holding Limited (“Pop HK”) was established as a wholly-owned subsidiary of Pop Group formed in accordance with laws and regulations of Hong Kong. Pop HK is a holding company and holds all the equity interests of Heliheng Culture Co., Ltd. (“Original WFOE” or “Heliheng”), which was established in the PRC on March 13, 2020.

On March 30, 2020, Original WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively the “Original VIE Agreements”). The Original VIE Agreements are designed to provide Original WFOE with the power, rights, and obligations with respect to Pop Culture as set forth under the Original VIE Agreements. The Original VIE Agreements obligate Original WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle Original WFOE to receive a majority of Pop Culture’s residual returns. Therefore, the Company believes that Pop Culture should be considered as a Variable Interest Entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

Between February and May 2020, the Company and its shareholders undertook a series of corporate actions, including share issuances in February 2020, re-designation of ordinary shares of the Company into Class A and Class B ordinary shares in April 2020, and share issuances and transfers in May 2020.

The above-mentioned transactions, including the incorporation of Pop Group, Pop HK, and Original WFOE, the entry into the Original VIE Agreements, the share issuances, share re-designation, and share transfers, were considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Group ultimately owns 100% equity interests of Pop HK and Original WFOE, and, for accounting purposes, controls and receives the economic benefits of the business operations of Pop Culture and its subsidiaries through the Original VIE Agreements, which enables Pop Group to consolidate the financial results of Pop Culture and its subsidiaries in its consolidated financial statements under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In accordance with ASC 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controls all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries and the VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information.

Acquisition of non-controlling interest in the VIE

On February 9, 2021, the Company issued 106,509 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. On February 19, 2021, the Original VIE Agreements were amended and restated, through which Original WFOE is entitled to 100% of the net income of Pop Culture. Original WFOE is obliged to absorb all risk of loss from business activities of Pop Culture and entitled to receive all its residual returns. Upon the above transactions, the Company consummated the acquisition of non-controlling interests in Pop Culture, and Pop Culture does not have any non-controlling interests anymore.

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
Heliheng (disposed on December 26, 2025)	March 13, 2020	PRC	100%	Consultancy and information technology support
Pop Culture Global Operations Inc.	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
CPFH Holding Limited	December 21, 2023	Hong Kong	100%	Investment holding
Fujian Hualiu Culture & Sports Industry Development Co., Ltd. (formerly known as “Fujian Pupu Shuzhi Sports Industry Development Co., Ltd.”)	July 21, 2022	PRC	100%	Holding sports performance activities
Yi Caishen (Xiamen) Trading Co., Ltd. (“Yi Caishen”)	December 5, 2017	PRC	100%	Trading
Huaya Time (Xiamen) Real Estate Management Co., Ltd. (“Huaya”) (disposed on December 26, 2025)	November 27, 2024	PRC	100%	Real estate holding
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo”)	March 30, 2017	PRC	60% owned by VIE	Event planning and execution
Jiangxi Hualiu Culture Technology Co., Ltd. (former name “Xiamen Pop Network Technology Co., Ltd.”) (“Jiangxi Hualiu”)	June 6, 2017	PRC	100% owned by VIE	Marketing
Guangzhou Shuzhi Culture Communication Co., Ltd. (“Guangzhou Shuzhi”)	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop Digital Industrial Development Co., Ltd. (“Shenzhen Pop”)	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”)	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”)	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”)*	March 30, 2022	PRC	54% owned by the VIE	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd. (“Xiamen Qiqin”)	October 18, 2021	PRC	54% owned by the VIE	IPC License
Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Pop Shuzhi”)	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
Xiamen Hand In Hand Network Technology Co., Ltd.	October 25, 2021	PRC	100% owned by the VIE	Online digital marketing activities business
Xiamen Hualiu Music Culture Communication Co., Ltd. (“Hualiu Music”) **	May 29, 2024	PRC	40% owned by the VIE	Online and offline music products
Subsidiaries disposed
Heliheng	Disposed on December 26, 2025	PRC	100%	Consultancy and information technology support
Huaya Time (Xiamen) Real Estate Management Co., Ltd. (“Huaya”)	Disposed on December 26, 2025	PRC	100%	Real estate holding

*	Zhongpu Shuyuan is 51% owned by Jiangxi Hualiu and 10% owned by Junpu Jiyuan. Junpu Jiyuan is 30% owned by Jiangxi Hualiu.

**	Through an act in concert arrangement with another shareholder, the Company obtained 20% additional voting rights, combined with its 40% equity investment in Hualiu Music, the Company can control Hualiu Music.

Risks in relation to the VIE structure

The Company believes that the Original VIE Agreements are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the Original VIE Agreements. If the legal structure and the Original VIE Agreements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and its VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and its VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and its VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and its VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying unaudited condensed consolidated financial statements after the elimination of intercompany transactions:

	As of December 31,	As of June 30,
	2025	2025

Total assets	$39,604,825	$51,503,354
Total liabilities	$29,998,239	$46,481,038

	For the Six Months Ended, December 31,
	2025	2024
Total revenue	$66,770,594	$41,503,658
Net income	$10,742,376	$3,110,593

Net cash provided by (used in) operating activities	$6,287,592	$(248,406)
Net cash provided by investing activities	$617,348	$644,702
Net cash provided by (used in) financing activities	$(6,686,525)	$404,379

The Company believes that there are no assets in Pop Culture that can be used only to settle specific obligations of Pop Culture except for the registered capital of Pop Culture and non-distributable statutory reserves. As Pop Culture is incorporated as a limited liability company under the PRC Company Law, creditors of Pop Culture do not have recourse to the general credit of the Company for any of the liabilities of Pop Culture. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to Pop Culture. However, if Pop Culture were ever to need financial support, the Company may, at its discretion and subject to statutory limits and restrictions, provide financial support to Pop Culture through loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. GAAP. The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including allowance for expected loss, the useful lives of property and equipment and intangible asset, impairment of long-lived assets, deferred cost, and valuation for deferred tax assets. Actual results could differ from those estimates.

Recent accounting pronouncements

Recently issued Accounting Standards Updates (“ASUs”) by the FASB are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3. INVESTMENTS IN FILM

	As of December 31, 2025	As of June 30, 2025
Investments in film- current	$535,857	$1,077,457
Investments in film- current	$535,857	$1,077,457

As of December 31, 2025, the investments in film relate to a single motion picture, which is expected to be fully liquidated by June 2026. A separate investment in film, included in the corresponding balance as of June 30, 2025, was liquidated during the six-month period ended December 31, 2025.

4. INVESTMENT IN SECURITIES

	As of December 31, 2025	As of June 30, 2025
Beginning balance	$-	$-
Acquisition of securities	10,000,000	-
Decrease in fair value	(8,377,193)	-
Ending balance	$1,622,807	$-

In August 2025, the Company exchanged its prepayment for purchase 10% equity interest in China Alia for 877,193 shares of Smart Digital Group Limited (“SDM”), a company traded on NASDAQ.

5. ACCOUNTS RECEIVABLE, NET

As of December 31, 2025 and June 30, 2025, accounts receivable consisted of the following:

	As of December 31,	As of June 30,
	2025	2025
Accounts receivable
- third parties	$33,381,381	$56,661,924
- related parties	-	214,557
Less: allowance for credit losses
- third parties	(9,852,865)	(20,917,657)
- related parties	-	(44,503)
Accounts receivable, net	$23,528,516	$35,914,321

The Company (reversed) a recorded credit loss of ($8,169,151) and ($2,016,645) for the six months ended December 31, 2025 and 2024, respectively.

6. ADVANCES TO SUPPLIERS

	As of December 31, 2025	As of June 30, 2025
Advances to suppliers
- third parties	$17,303,405	$13,412,095
- related parties	-	455,079
Less: allowance for credit losses	-	-
Advances to suppliers, net	$17,303,405	$13,867,174

The Company did not make any allowance for credit loss for the advances to suppliers as of December 31, 2025.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2025 and June 30, 2025, prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2025	2025
Prepaid tax	$451,933	$734,428
Prepaid expenses	-	31,159
Deposit (1)	-	907,365
Lease payment accrued (2)	-	939,059
Receivables from equity transfer- third parties (4)	9,913,992	-
Receivables from equity transfer - related parties (5)	142,998	-
Other receivables – third parties (3)	160,132	172,000
Other receivables – related parties	-	1,068
	10,669,055	2,785,079
Allowance for credit losses- third parties (3)	(137,629)	(134,829)
	$10,531,426	$2,650,250

(1)	The deposit was paid by the Company pursuant to the building subcontract agreement and collected from three decoration companies.

(2)	Lease payments accrued represent the amount of the discounted lease liability less than the non-current lease liability, which results from the significant discount of lease payment during the first year (around 90% of the third or fourth year).

(3)	Other receivables mainly represent other receivable items, such as employees’ temporally loan for business, prepaid social funds, refundable from third parties, etc. Included in the other receivables, full allowance provision was made for refundable from third parties of $137,629 and $134,829 as of December 31, 2025 and June 30, 2025.

(4)	Receivables from equity transfer- third parties represents the receivable of proceeds from disposal 100% equity interest of Heliheng.

(5)	Receivables from equity transfer- third parties represents the receivable of proceeds from disposal 20% equity interest of JamBox

8. DIGITAL ASSETS

	As of December 31, 2025	As of June 30, 2025
Non-Fungible Token A (1)	$140,586	$140,586
Non-Fungible Token B (1)	600,000	600,000
Bitcoin (2)	33,000,000	-
	33,740,586	740,586
Fair value change on digital assets	(6,650,232)	-
Impairment	(740,586)	(740,586)
Digital assets, net	$26,349,768	$-

(1)	NFT A and NFT B were built during the fiscal year ended June 30, 2024. Considering that NFT B did not generate any sales although it was uploaded to sell for more than 10 months, the Company made full impairment of NFT B as of June 30, 2024. Considering that NFT A did not generate any sales during 2025, the Company made full impairment of NFT A as of June 30, 2025.

(2)	During the six months ended December 31, 2025, the Company completed of a strategic investment totaling approximately $33,000,000 in Bitcoin (BTC), representing 300 BTC. As at 31 December 2025, the market price of Bitcoin decreased. Accordingly, the Company recognized an loss of $6,650,232 to adjust the carrying amount of such Bitcoin assets to their fair value at that date.

9. PROPERTY AND EQUIPMENT

As of December 31, 2025 and June 30, 2025, property and equipment consisted of the following:

	As of December 31,	As of June 30,
	2025	2025
Leasehold improvement	$-	$-
Building	1,727,679	1,681,224
Motor vehicle	84,465	82,454
Office equipment	56,389	55,047
	1,868,533	1,818,725
Less: accumulated depreciation	(685,841)	(622,326)
	$1,182,692	$1,196,399

Depreciation expenses were $47,457 and $36,608 for the six months ended December 31, 2025 and 2024, respectively.

10. INTANGIBLE ASSETS

As of December 31, 2025 and June 30, 2025, intangible assets consisted of the following:

	As of December 31,	As of June 30,
	2025	2025
Copyright licenses	$2,036,179	$1,987,716
	2,036,179	1,987,716
Less: accumulated amortization	(933,249)	(911,036)
Less: impairment for production copyright	(1,102,930)	(1,076,680)
	$-	$-

Copyright Licenses of Move It

Currently, the MOVE IT project is losing money, and the carrying value of the amortizable intangible asset could not be recoverable due to the poor financial performance, including declining customer numbers. As of December 31, 2024, the production copyright was fully impaired.

11. GOODWILL

As of December 31, 2025 and June 30, 2025, goodwill consisted of the following:

	As of
	December 31, 2025	June 30, 2025
Goodwill on acquisition of Hand in Hand	2,092,412	$2,042,611
Goodwill	2,092,412	$2,042,611

On February 10, 2025, the Company acquired 99% of Xiamen Hand in Hand Network Technology Co., Ltd. (“Hand in Hand”), a company incorporated in China and principally engaged in Online and offline advertising marketing and exhibitions. Pursuant to the acquisition agreement, the Company issue to Ling Yang, former shareholder of Hand in Hand, 2,000,000 Class A ordinary shares of the Company with an aggregate value of $2,000,000. As a result of the transaction, the Company obtained control over Hand in Hand and accounted for the acquisition as a business combination under ASC 805, Business Combinations.

Following table illustrates the FV of the assets and liabilities of Hand in Hand as of the acquisition date and the goodwill on acquisition:

As of acquisition date
Fair value of identical assets and liabilities as of acquisition date
Cash	$757
Receivables	8,392
Payables	(6,881)
Net assets at acquisition	2,268
less:
Foreign currency exchange loss	(24,677)
Less:
Non-controlling interest	(20,202)
Total consideration paid for acquisition	(2,000,000)

Goodwill as of June 30, 2025	$2,042,611
Foreign currency exchange effect	49,801
Goodwill as of December 31, 2025	2,092,412

On September 8, 2025, the Company further acquired 1% equity interest of Hand in Hand to make Hand in Hand a 100% owned subsidiary of the Company. As the acquisition cost for the 1% equity interest is less than the net equity value of Hand in hand, it resulted a premium on acquisition of minority interest of $24,325, which was recorded in additional paid in capital of the consolidated financial statements of the Company.

12. OTHER NON-CURRENT ASSETS

As of December 31, 2025 and June 30, 2025, other non-current assets consisted of the following:

	As of December 31,	As of June 30,
	2025	2025
Equity investment (1)	$44,441	$35,242
Prepayment of brand authorization (2)	-	4,460,000
Security deposit (3)	-	561,184
Investments in concerts (4)	452,051	195,478
Total	496,492	5,251,904
Impairment	-	(4,460,000)
Other non-current assets, net	$496,492	$791,904

(1)	The equity investment as of December 31, 2025 represented the equity investment in Junpu Jiyuan of $27,366 and Xiamen Hualiu Boying Film & Media Co., Ltd of $17,075. The equity investment as of June 30, 2025 represented the equity investment in Junpu Jiyuan of $26,715 and Xiamen Hualiu Boying Film & Media Co., Ltd of $8,527.

(2)	Prepayment for brand authorization represents the payment to Wanyee Trading Company Limited and LiheTrading Limited for negotiating with the brand owner of “Stussy” and “fear of god” for acting as an agent for these brands in mainland China. Given uncertainty over the recoverability of these prepayments, the Company previously recognised a full impairment provision against their carrying amounts in prior financial years. During the six-month period ended 31 December 2025, the relevant brand authorization interests were disposed of at a consideration of $4,460,000. Accordingly, the corresponding impairment provision was reversed in the same amount.

(3)	Security deposits represent the deposits paid to leasors to ensure the proper performance of the lease agreements.

(4)	Investments in concerts represent advance investment payments in respect of two Singapore concert events as at 31 December 2025, and one Singapore concert event as at 30 June 2025, respectively.

13. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2025 and June 30, 2025, accrued liabilities and other payables consisted of the following:

	As of December 31,	As of June 30,
	2025	2025
Payroll payables	$112,251	$117,577
Other payables – third parties	1,002,788	1,330,330
Accrued liabilities and other payables – third parties	$1,115,039	$1,447,907

Other payables – related parties	7,546	12,682

14. TAXES PAYABLE

As of December 31, 2025 and June 30, 2025, taxes payable consisted of the following:

	As of December 31,	As of June 30,
	2025	2025
Corporate income tax	$3,515,850	$3,613,389
Value-added tax (“VAT”)	462,353	912,056
Related surcharges on VAT payable	1,823	1,839
IIT	1,102	948
Other tax	1,512	3,482
Taxes payable	$3,982,640	$4,531,714

15. BANK LOANS

Bank loans represent the amounts due to various banks. As of December 31, 2025 and June 30, 2025, short-term and long-term bank loans consisted of the following:

Summary of short-term bank loans

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2025	2025
Short-term loans:
ICBC (4)	3.35%	August 26, 2025	-	628,176
Xiamen International Bank (1)	4.50%	September 30, 2025	-	716,120
Bank of Communication(5)	3.65%	September 9, 2025	-	418,784
Industrial Bank Co., Ltd. (1)	4.20%	December 11, 2025	-	1,116,757
Xiamen Bank (3)	3.00%	June 6, 2026	714,990	697,973
Xiamen Rural Bank (6)	3.60%	May 16, 2026	643,491	628,176
Xiamen International Bank (1)	4.50%	February 27, 2026	-	251,270
ICBC (4)	3.35%	August 18, 2026	643,491	-
Xiamen International Bank (1)	4.50%	September 25, 2026	244,527	-
Xiamen International Bank (1)	4.50%	September 25, 2026	733,580	-
Bank of Communication(5)	3.65%	August 21, 2026	428,994	-
Industrial Bank Co., Ltd. (1)	3.50%	December 8, 2026	1,143,986	-
China Merchants Bank	0.90%	February 24, 2026	142,998	-
China Merchants Bank	0.90%	February 14, 2026	142,998	-
China Merchants Bank	0.90%	February 24, 2026	100,099	-
ICBC	1.18%	December 24, 2025	-	41,879
ICBC	1.13%	December 25, 2025	-	279,189
Total			$4,939,154	$4,778,324

Current portion of long-term loans:
Bank of China Ltd.(2）	4.35%	May 5, 2027	$34,320	$33,503
Bank of China Ltd. (2)	4.35%	December 3, 2026	641,346	195,432
Bank of China Ltd. (2）	4.35%	December 31, 2026	$600,592	$192,641
Bank of China Ltd.(2）	3.90%	May 20, 2028	188,757	184,265
Bank of China Ltd.(2）	4.00%	January 2, 2028	128,699	125,635
			$1,593,714	$731,476

Summary of long-term bank loans

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2025	2025
Non-current portion of long-term loans:
Bank of China Ltd.(2）	4.35%	May 5, 2027	$85,799	$100,508
Bank of China Ltd. (2)	3.90%	May 20, 2028	660,651	737,059
Bank of China Ltd. (2）	4.35	December 31, 2026	-	529,762
Bank of China Ltd.(2）	4.00	January 2, 2028	418,270	471,132
Bank of China Ltd.(2）	4.35%	December 3, 2026	-	488,581
Total			$1,164,720	$2,327,042

The weighted average interest rate on short-term bank loans outstanding as of December 31, 2025 and June 30, 2025 was 2.98% and 3.42%, respectively. The effective interest rate for bank loans was approximately 3.69% and 4.23% for the six months ended December 31, 2025 and 2024, respectively.

(1)	Loans from Xiamen Bank, Industrial Bank Co., Ltd. and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse.

(2)	Loans from Bank of China were jointly guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and Pop Culture, and further pledged by a property of Guangzhou Shuzhi.

(3)	The loan was guaranteed by Mr. Zhuoqin Huang.

(4)	The loan was guaranteed by Pop Culture and Guangzhou Financing Re-guarantee Co., LTD.

(5)	The loan from Bank of Communications was secured by a credit guarantee.

(6)	The loan from Xiamen Rural Bank was guaranteed by Mr. Zhuoqin Huang and his spouse, and was pledged a property of Yi Caishen.

16. RELATED PARTY TRANSACTIONS

Name of Related Party	Relationship to Us
Zhuoqin Huang	Chairman of the board of the Company
Xinchengxin (Xiamen) Property Management Co., Ltd.	A company’s Director is a former subsidiary’s Chief representative
Weiyi Lin	Director of Pop Shuzhi and former vice president and former director of the Company
Lei Wang	Director of Pupu Sibo
Wanquan Yi	Director of Shenzhen Pop
Shenzhen JamBox Technology Co., Ltd. (“Shenzhen JamBox”)	A company controlled by Wanquan Yi, director of Shenzhen Pop
Xiamen Hualiu Boying Film & Media Co., Ltd. (“Hualiu Boying”).	A company where the Company holds minority interest
Xiamen Pupu Investment Co., Ltd. (“Xiamen Pupu Investment ”)	A company former controlled by Zhuoqin Huang
Wenjuan Qiu	Director of the Company
Xiamen Roppongi Culture Media Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
Digital Intelligence (Guangzhou) Era Culture Development Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
Zhuhai Hengqin Aosi Culture Communication Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
AOSI Production Co., Ltd.	A subsidiary of a company where Liya Wei holds a minority interest
Liya Wei	Wife of the Chairman of the board of the Company
Xiamen Liubengmu Culture Media Co., Ltd.	A company controlled by Liya Wei
Henda Gao	Chief representative of a former subsidiary
Xiamen Wandefu Trading Co., Ltd.	A company’s Director is a former subsidiary’s Chief representative

Balance with related parties

As of December 31, 2025 and June 30, 2025, accounts receivable, net - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2025	June 30, 2025
Shenzhen JamBox	Business receivables	$-	$214,557
Total		-	214,557
Allowance for credit loss		-	(44,503)
Accounts receivable, net - related parties		$-	$170,054

As of December 31, 2025 and June 30, 2025, Operating lease income receivable - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2025	June 30, 2025
Xinchengxin (Xiamen) Property Management Co., Ltd.	Operating lease income receivable	$-	$92,587
Total		$-	$92,587

As of December 31, 2025 and June 30, 2025, Deferred operating lease income receivable - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2025	June 30, 2025
Xinchengxin (Xiamen) Property Management Co., Ltd.	Deferred operating lease income receivable, current portion	$-	$1,012,131
Xinchengxin (Xiamen) Property Management Co., Ltd.	Deferred operating lease income receivable, non-current portion	-	1,060,756
Total		$-	$2,072,887

As of December 31, 2025 and June 30, 2025, advance to suppliers - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2025	June 30, 2025
Xiamen Liubengmu Culture Media Co., Ltd.	Advance payment for service fee	$-	$446,703
Xiamen Hualiu Boying Video Media Co., Ltd.	Advance payment for service fee	-	8,376
Total		$-	$455,079

As of December 31, 2025 and June 30, 2025, Prepaid expenses and other current assets - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2025	June 30, 2025
Lei Wang	Employees’ advance for business purpose	$-	$113
Wenjuan Qiu	Employees’ advance for business purpose	-	955
Wanquan Yi	Receivable on disposal of a subsidiary	142,998	-
Total		$142,998	$1,068

As of December 31, 2025 and June 30, 2025, accounts payable - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2025	June 30, 2025
Xiamen Pupu Investment	Purchase service payable	$-	$105,395
AOSI PRODUCTION CO., LTD.	Purchase service payable	52,249	52,249
Total		$52,249	$157,644

As of December 31, 2025 and June 30, 2025, accrued liabilities and other payables - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2025	June 30, 2025
Wenjuan Qiu		$5,976	$1,755
Jiaming Wu		-	7,399
Weiyi Lin		1,570	3,528
Total		$7,546	$12,682

As of December 31, 2025 and June 30, 2025, due to related parties consisted of the following:

Name of Related Party	Nature	December 31, 2025	June 30, 2025
Henda Gao		$-	$150,250
Xiamen Wandefu Trading Co., Ltd.		-	2,373
Xinchengxin (Xiamen) Property Management Co., Ltd.		-	32,439
Total		$-	$185,062

Related party transaction

Related party transaction during the six months ended December 31, 2025:

During the six months ended December 31, 2025, the Company sold all of its equity investment in Shenzhen Jambox at consideration of RMB1,000,000.

Related party transaction during the six months ended December 31, 2024:

During the six months ended December 31, 2024, the Company generated revenue from following related parties:

Six months ended December 31, 2024
Xiamen Pupu Investment	$2,629,053
Shenzhen Jambox	487,295
Hualiu Boying	24,496
Total	$3,140,844

During the six months ended December 31, 2024, Mr. Zhuoqin Huang, the Chief Executive Officer of the Company (the “CEO”) guaranteed the short-term bank loans of $1,835,792 for the Company.

During the six months ended December 31, 2024, the Company received $394,471 from Shenzhen JamBox for the outstanding receivable as of disposal date.

During the six months ended December 31, 2024, the Company received $250,812 from Wanquan Yi and Lei Wang for the proceeds on disposal of a subsidiary.

During the six months ended December 31, 2024, the Company received $12,053 from Lei Wang for the proceeds on disposal of an equity investment.

17. INCOME TAXES

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

Generally, the Company’s PRC subsidiaries, the VIE, and the VIE subsidiaries, which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation 2023 No. 6, which was effective from January 1, 2023 to December 31, 2024, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB3 million. In accordance with Taxation 2023 No. 12, the preference tax policy as stipulated in Taxation 2023 No. 6 will be extended to December 31, 2027. During the six months ended December 31, 2024, the Company’s PRC subsidiaries and the VIE’s subsidiaries, except for Pop Culture, Heliheng, and Guangzhou Shuzhi, were qualified as small-scale and low-profit enterprises.

i) The components of the income tax provision are as follows:

	For the Six Months Ended December 31,
	2025	2024
Current income tax provision	$26,578	$139,982
Total	$26,578	$139,982

The following table reconciles the statutory rate to the Company’s effective tax rate for the six months ended December 31, 2025 and 2024:

	For the Six Months Ended December 31,
	2025	2024
China Statutory income tax rate	25.0%	25.0%
Permanent difference	(231.7)%	0.21%
Effect of different tax jurisdiction	739.1%	2.33%
Effect of favorable tax rates on small-scale and low-profit entities	48.2%	4.52%
Valuation allowance	(568.6)%	(26.87)%
Effective tax rate	12.0%	5.19%

The deferred tax assets as of December 31, 2025 and June 30, 2025 were as follows:

	As of December 31,	As of June 30,
	2025	2025
Deferred tax assets:
Net operating loss carry forwards	$3,533,291	$2,810,276
Allowance for credit loss	2,022,615	5,191,055
Total deferred tax assets	5,555,906	8,001,331
Valuation allowance	(5,555,906)	(8,001,331)
Total deferred tax assets, net	$-	$-

18. LEASE

Operating leases as lessor

Heliheng, a subsidiary disposed during the six months ended December 31, 2025, has entered into lease agreement with a customer for rental of apartments. The leases are fixed payment and the lease terms are 19 years. The Company recognized the lease payments as revenue in profit or loss over the lease term on a straight-line basis as below:

	For the Six Months Ended December 31,
	2025	2024

Operating lease income	657,274	-

Operating leases as lessee

Supplemental balance sheet information related to the operating lease was as follows:

	As of December 31,	As of June 30,
	2025	2025
Right-of-use assets	$55,377	$42,253,187

Lease payments accrued *	-	939,059

Operating lease liabilities - current	$29,144	$27,844
Operating lease liabilities - non-current	15,050	44,982,694
Total operating lease liabilities	$44,194	$45,010,538

*	Lease payments accrued represent the amount of the discounted lease liability less than the non-current lease liability, which resulted from the significant discount of lease payment during the first year (around 90% of third or fourth year).

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2025 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	1.92
Weighted average discount rate	4.41%

During the six months ended December 31, 2025 and 2024, the Company incurred total operating lease expenses of $612,194 and $320,863, respectively.

As of December 31, 2025, the future minimum rent payable under the non-cancellable operating lease for twelve months ending December 31 were:

2026	$30,646
2027	15,323
Total lease payments	45,969
Less: imputed interest	(1,775)
Present value of lease liabilities	$44,194

19. ORDINARY SHARES

On October 9, 2023, the Company held an extraordinary meeting of shareholders, during which the shareholders approved a proposal to effect a share consolidation of each 10 ordinary shares with par value of $0.001 each in the Company’s issued and unissued share capital into one ordinary share with par value of $0.01 each. Consolidation became effective on October 26, 2023, and the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on October 27, 2023 under the same symbol “CPOP.” 34,040 fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 10 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation.

On March 21, 2024, the Company issued 1,500,000 Class A ordinary shares to several shareholders to raise capital of $4,290,000 with price of $2.86 per share. After deducting the offering cost of $1,989,777, the net proceeds from the capital raising were $2,300,223.

On July 11, 2024, the Company issued an aggregate of 1,000,000 Class A ordinary shares, at price $1.1 per share, with an aggregate value of $1,100,000, to Shaorong Zheng as 98% of the total consideration of acquiring Yi Caishen,  a limited liability company incorporated in China.

On August 23, 2024, the Company closed the Private Placement pursuant to certain subscription agreements dated August 6, 2024 with the Subscribers. The Company issued and sold an aggregate of 10,000,000 Class A ordinary shares, par value $0.01 per share, to the Subscribers at a price of $1.00 per share and received gross proceeds of $10 million.

On February 21, 2025, the Company issued 2,000,000 Class A ordinary shares of the Company with an aggregate value of $2,000,000 to acquired 99% of Xiamen Hand in Hand Network Technology Co., Ltd. (“Hand in Hand”).

On July 8, 2025, the Company closed a private placement pursuant to certain subscription agreements dated July 8, 2025 with 10 investors. The Company issued and sold an aggregate of 50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares, to the investors at a price of $0.50 per share and $0.55 per share, respectively, with total gross proceeds of $30.5 million.

On September 25, 2025, the Company entered into securities purchase agreements with certain institutional accredited investors, pursuant to which the Company agreed to sell and issue 5,000,000 Class A ordinary shares of a par value of US$0.01 each to the investors at a purchase price of US$1.20 per share, in a registered direct offering of $6 million of its securities.

20. STATUTORY RESERVE

The Company’s PRC subsidiaries, the VIE, and the VIE’s subsidiaries, which are incorporated in PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital, which was $13,679,012 as of December 31, 2025. This statutory reserve is not distributable in the form of cash dividends.

For the six months ended December 31, 2025, the Company provided statutory reserve as follows:

Balance - June 30, 2024	1,538,443
Appropriation to statutory reserve	38,069
Balance - June 30, 2025	$1,576,512
Appropriation to statutory reserve	159,229
Balance — December 31, 2025	$1,735,741

21. RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries, Pop Culture, and the subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by the Company’s PRC subsidiaries, Pop Culture, and the subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of December 31, 2025 and June 30, 2025, the balance of restricted net assets was $12,809,728 and $17,115,199, respectively.

22. SUBSEQUENT EVENTS

An Extraordinary General Meeting of shareholders (the “Meeting”) of the Company convened on May 15, 2026. At the Meeting, the shareholders passed the resolutions set out below, which are deemed material and required to be disclosed in the consolidated financial statements:

i)	every 10 Ordinary Shares of par value US$0.01 each be consolidated into one Ordinary Share of par value US$0.1 each for all Class A, B and C ordinary shares;

ii)	the authorised share capital of the Company be increased from US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each, to US$29,600,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each, by the creation of 237,960,000 Class A Ordinary Shares of par value US$0.1 each, 27,540,000 Class B Ordinary Shares of par value US$0.1 each and 900,000 Class C Ordinary Shares of par value US$0.1 each (the “Share Capital Increase”);

iii)	the authorised, issued, and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year from the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Further Share Consolidations”, and each a “Further Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

iv)	subject to and immediately following the Share Capital Increase being effected and each Further Share Consolidation being effected, the Company adopt amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

As of June 8, 2026, the share consolidation or increase of share capital has not yet been completed.

The Company has evaluated subsequent events through the date the financial statements were available to be issued. Based on the review, the Company did not identify any material subsequent events except disclosed above that require disclosure in the accompanying financial statements.

23. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIE, and the VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2025, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

POP CULTURE GROUP CO., LTD

PARENT COMPANY BALANCE SHEETS

	As of December 31,	As of June 30,
	2025	2025
ASSETS
Cash	$39,404	$1,356,601
Prepaid expenses and other current assets	3,047,913	2,457,913
Due from subsidiaries and the VIE	58,319,743	8,117,149
Assets held for sale	-	9,999,600
TOTAL CURRENT ASSETS	61,407,060	21,931,263

Deficits in subsidiaries, consolidated VIE and VIE’s subsidiaries	(2,876,487)	(266,366)
TOTAL ASSETS	58,530,573	21,664,897

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other Payable	$245,776	$83,271
TOTAL CURRENT LIABILITIES	$245,776	$83,271
TOTAL LIABILITIES	$245,776	$83,271

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.01 per share; 264,400,000 Class A ordinary shares authorized; 71,362,733 and 16,362,733 Class A ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively; 30,600,000 Class B ordinary shares authorized, 10,576,308 and 576,308 Class B ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively, 1,000,000 Class C ordinary shares authorized, nil Class C shares issued and outstanding as of December 31, 2025 and June 30, 2025)	819,390	169,390
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	90,043,880	55,369,555
Retained earnings	(32,140,840)	(32,356,441)
Accumulated other comprehensive loss	(422,192)	(1,585,437)
TOTAL SHAREHOLDERS’ EQUITY	58,284,797	21,581,626
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$58,530,573	$21,664,897

POP CULTURE GROUP CO., LTD

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended December 31,
	2025	2024
Revenue	$-	$219,971
Cost of revenue	-	(214,249)
Gross profit	-	5,722

General and administrative expenses	447,987	260,403
Financial expenses	(815)	(23)
Reverse of impairment	(4,460,000)	-
Income (loss) from operation	4,012,828	(254,658)
Other income (expenses), net	464	(394)
Share of income of subsidiaries, consolidated VIE, and VIE’s subsidiaries	(3,797,691)	2,795,731

Income before income tax expense	215,601	2,540,679
Income tax expense	-	-
Net income	$215,601	$2,540,679
Other Comprehensive income (loss):
Foreign currency translation income (loss)	1,163,245	(100,093)
Total comprehensive income	$1,378,846	$2,440,586

POP CULTURE GROUP CO., LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	215,601	2,540,679
Reverse of impairment	(4,460,000)	-
Gain on disposal of equity investment	(400)	-
Equity loss (income) of subsidiaries	3,797,691	(2,795,731)
Changes in operating assets and liabilities
Other non-current assets	4,460,000	-
Other current assets	(590,000)	294,000
Due from subsidiaries and the VIE	(40,202,594)	(123,020)
Other payable	162,505	130,397
Net cash (used in) provided by operating activities	$(36,617,197)	46,325

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in a subsidiary	-	(9,999,600)
Net cash used in investing activities	-	(9,999,600)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Ordinary Shares	36,500,000	10,000,000
Payment for deferred offering costs	(1,200,000)	(35,806)
Net cash provided by financing activities	35,300,000	9,964,194

Net increase (decrease) in cash	(1,317,197)	10,919
Cash at the beginning of the period	1,356,601	10,711
Cash at the end of the period	$39,404	21,630